Mail Stop 6010								September 29,
2005

Isaac Cohen
President and Chief Executive Officer
Bionovo, Inc.
2200 Powell Street
Suite 675
Emeryville, California 94608

Re:	Bionovo, Inc.
	Registration Statement on Form SB-2/A
      Filed September 16, 2005
	File Number 333-126399

 Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, p. 4
"If our competitors develop...," p. 7
1. We note that on page 7, you use the terms "HER2-positive patients" and "HER2-negative patients" but we could not find any explanation or definition of these terms. Please provide a brief explanation of the terms the first time they are used in the registration statement. "Our common stock may be considered a `penny stock`...," p. 12
2. In the header to this risk factor, you say that you "may be considered" a penny stock. In the body of the risk factor, you state that your stock, "may be designated as a penny stock." If your stock currently meets the definition of a penny stock, you should say that your stock is a penny stock in both the heading and in the text. "Provisions of our certificate...,"p. 13
3. Please identify and briefly explain the operation of the charter or bylaw provisions and provisions of Delaware law to which they are subject that may have the anti-takeover effect described in the risk factor.

Management`s Discussion and Analysis or Plan of Operations, page
21
Stock-Based Compensation, page 24

4. Refer to your response to comment 21. Please revise your discussion here to include much of the information that you provided supplementally to us regarding management`s determination of the fair value to use in making these estimations for the issuance prior to when you had a trading price.

Business, p.31
Collaboration, p. 36
5. In your description of the licensing agreement with UBC, you should discuss the licensing fee you received, if it is material. Please note that even if you are seeking confidential treatment for this information, you are required to provide the disclosure if the payment is material. Please include this information or provide us with an analysis explaining why the information is not necessary, given the size of the payment relative to the company`s total revenues.
6. In addition, you have not described any agreements whereby you came to possess the technology you are now licensing to UBC. Please disclose how the company came to possess the intellectual property and describe the material terms of any related agreements. Please also file any material agreements as exhibits.
In addition, for any other intellectual property that you have obtained that is material to the company, you should describe the agreement that granted you the intellectual property and provide the material terms of the underlying agreements. You should also file those agreements as exhibits to the registration statement.

Financial Statements
Statements of Stockholders` Deficit, page F-5

7. Refer to your response to comment 33. Please explain to us how the restated amounts presented here reflect the 37.8 million shares included in your description of this transaction in the third paragraph of page 13. Further explain to us how the structure described on page 13 is reflected in the financial information provided in the interim information provided on page F-23.

8. Please explain and reconcile the differences between the Common Stock and Additional Paid-In Capital amounts presented here and in your balance sheet.

Notes to Financial Statements

9. Refer to your response to comment 40. Please revise these notes to disclose the number of shares excluded from your earnings per share calculation as their affect would have been anti-dilutive. Include any other information that would be useful to an investor in understanding your computation. Refer to paragraph 40(c) of SFAS 128.

(1)  Business and Summary of Significant Accounting Policies, page
F-
7

10. Refer to your response to comment 36. In accordance with paragraphs 11-12 of SFAS 142, it appears that this asset should be amortized. Please refer to paragraph 12 which discusses the amortization method of intangible assets. Please revise your accounting policy to comply with this view or provide any specific literature that supports your treatment.

Condensed Consolidated Financial Statements at June 30, 2005
Statements of Stockholders` Deficit, page F-23

11. Refer to your response to comment 33. We note here and in your
December 31, 2004 financial statements that it appears that you pushed the entire capital structure back over the years presented. Please note that the recapitalization should be pushed back and restated in a manner similar to a reverse acquisition, so the 4 million shares retained by the previous owners of the public company would not be outstanding for all periods presented. Please revise your presentation to reflect this treatment.

(1)  Business and Summary of Significant Accounting Policies, page
F-
25
Formation and Business of the Company, page F-25

12. Please revise your discussion of the recapitalization to appropriately characterize it as such instead of the current characterization as a reverse merger. In addition, please provide a more detailed discussion related to this transaction.

(5)  Warrant Liability, page F-31

13. It appears that you are trying to rely on the exception of paragraph 18 related to settlement of these warrants with registered shares. It is not clear how you meet all of the requirements of that exception. Please provide to us you analysis of why this exception applies in particular related to any ongoing obligations related to these registered shares. Also clarify the fair value assigned to these warrants at issuance.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Robert Cohen
	Greenberg Traurig LLP
	200 Park Avenue - 15th Floor
	New York, NY 10166
	F: 212-801-6400





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